EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	2016	2015	2014	2013	2012
Earnings before income taxes and equity earnings	$801.4	$710.5	$630.9	$526.2	$460.2

Fixed charges:
Interest on debt	$51.5	$51.0	$51.8	$55.3	$55.2
Interest element of rentals	2.6	2.7	2.9	2.7	2.4

Total fixed charges	$54.1	$53.7	$54.7	$58.0	$57.6

Total adjusted earnings available for payment of fixed charges	$855.5	$764.2	$685.6	$584.2	$517.8

Ratio of earnings to fixed charges	15.8	14.2	12.5	10.1	9.0

2016 ANNUAL REPORT	115